March 4, 2005

VIA OVERNIGHT MAIL

Ms. Michele M. Anderson
Legal Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 04-07
450 Fifth Street, N.W.
Washington, D.C. 20549
Facsimile: (202) 942-9594

Re:	Digital Recorders, Inc. Registration Statement on Form S-1 Filed January 4, 2005 File No. 333-121834

Form 8-K filed September 10, 2004 (the “Form 8-K”) File No. 33-82870-A

Dear Ms. Anderson:

      On behalf of Digital Recorders, Inc. (the “Company”), we are responding to your letter dated January 28, 2005 concerning the Company’s disclosures regarding internal control over financial reporting and certain reportable conditions set forth in the Form 8-K. Your letter specifically referenced the Company’s disclosures regarding its disclosure controls found in Item 9A of the Company’s annual report on Form 10-K/A filed April 15, 2004, and Item 4 in the Company’s quarterly reports on Form 10-Q filed on May 6, 2004, August 20, 2004, and November 15, 2004 (collectively, the Company’s “2004 Periodic Reports”). We believe that once the Staff understands and considers the context in which the comments of McGladrey & Pullen arose, the merits of the Company’s position wherein a material weakness in internal controls over financial reporting does not materially negatively impact its disclosure controls will become clear.

      The facts and circumstances described below represent the views of the Company’s executive management. Such facts and circumstances, as well as this letter, were reviewed by the Audit Committee of the Company’s Board of Directors, which unanimously concurred with its content.

      In light of our obligation to shareholders to file our Annual Report on Form 10-K shortly, we have a strong sense of urgency to address this outstanding comment and we would appreciate your timely consideration and response.

      For your convenience, we are first reciting the subject matter as copied from your letter then presenting our response individually in each instance.

1.	COMMENT

We note your statement in your response letter dated October 29, 2004, that despite the identification of a material weakness in your internal controls over financial reporting by

Ms. Anderson
February 8, 2005

your former auditors, you still believe that your disclosure controls and procedures are effective. However, in light of the documentation that you submitted to us, it does not appear that your disclosure controls and procedures are effective. In particular, we note the following deficiencies in your response letter and in the management report by McGladrey and Pullen:

1.A	•	lack of sufficient internal control policies and procedures over financial reporting to ensure that financial statements and schedules are reliable and accurate, as reported on page 12 of McGladrey & Pullen Management Report

RESPONSE

Excerpted from McGladrey & Pullen Management Report (page 12):

“During our audit, we noted that there were not sufficient internal controls policies and procedures over financial reporting to ensure that financial statements and schedules are reliable and accurate. To the extent that such internal controls do exist, they are more geared to routine transactions rather than non-routine and complex transactions....”

The Company has acknowledged the material weakness in internal controls over financial reporting. Such was first disclosed in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2003. The Company has taken steps to address such weakness and has disclosed these steps in each of its subsequent periodic reports. However, while the comment of McGladrey & Pullen is directed toward internal controls, policies, and procedures over financial reporting, they made no comment that such circumstance negatively impacted the Company’s disclosure controls.

McGladrey & Pullen commented that the Company’s policies and procedures that do exist are geared more toward routine transactions rather than non-routine complex transactions. The Company acknowledges that its written policies and procedures are geared more toward routine transactions. The fact is that routine transactions, simply because of their routine nature, are more controllable by static, specific, and detailed written policies and procedures.

Having said the Company’s written policies and procedures are geared more toward routine transactions is not saying the Company does not have adequate policies and procedures over non-routine and complex transactions. The Company’s policy regarding non-routine and complex transactions is to elevate such matters and invite the input and oversight of the Corporate accounting staff including its Chief Financial Officer, Chief Accounting Officer, and Corporate Controller so that a more considered analysis of the circumstances unique to the situation might be performed by our senior management.

We believe that our Company maintains a level of financial reporting and accounting expertise among our financial executives that is adequate and appropriate for our circumstances and size. We further believe that such is substantially above that maintained by the vast majority of small businesses. In that regard, please consider the following information.

The then current Chief Financial Officer is a well-educated and experienced accounting professional with more than 35 years of accounting experience, including approximately 12 years in the industry and seven years with us. Beginning with Arthur Young & Company in 1970, he maintained his license to practice as a Certified Public Accountant for more than 28

Ms. Anderson
February 8, 2005

years. The Company hired a new Chief Financial Officer in October 2004. The former CFO remains with the Company as Executive Vice President, Corporate Development.

The Chief Accounting Officer is a well-educated accounting professional with more than 20 years of accounting experience, a Masters Degree in Accounting, and a license to practice as a Certified Public Accountant. The Chief Accounting Officer has been with us since 2002.

The Corporate Controller is a well-educated and experienced accounting professional with more than 25 years of accounting experience and a license to practice as a Certified Public Accountant. The Corporate Controller started his career with Arthur Andersen & Company and has been with us since 2000.

Further reflecting our focus on maintaining effective disclosure controls, each supervisory level person in the accounting department is an experienced and licensed professional (CPA or comparable international designation) with more than 20 years of accounting experience.

Taken together, we believe that the level of experience and knowledge of our financial and accounting personnel is adequate, appropriate, and in excess of that possessed by many other small businesses of similar size.

While this expertise is considerable, it is obviously not to the depth that we are able to absolutely ensure our ability, absent retaining outside assistance (which we do from time-to-time), to address each and every complex accounting issue that may arise in the course of our operations. However, this limitation does not per se mean that we do not maintain effective disclosure controls.

We believe the Staff defines “disclosure controls and procedures” as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. “Disclosure controls and procedures” include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its Exchange Act reports is accumulated and communicated to the issuer’s management, including its principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

According to “Perspectives on Internal Control Reporting,” a resource published by the “Big 4” accounting firms in December 2004, internal control over financial reporting is a subset of disclosure controls. That is, “disclosure controls and procedures typically include, but are broader than, internal control over financial reporting.” The Company believes that the existence of a material weakness in internal controls, particularly of the type identified by McGladrey & Pullen, does not necessarily lead to the conclusion that the broader area of disclosure controls are ineffective. A closer analysis of the underlying rationale for McGladrey & Pullen’s statement must be made to determine if a material weakness in internal controls in this instance necessarily makes our disclosure controls ineffective.

We wish to note for the Staff that the accumulation and communication of information to our management was in no way questioned or raised as an issue by McGladrey & Pullen’s comments concerning the identified material weakness in our internal controls. Rather, the steps taken by our financial executives when faced with non-routine, complex transactions demonstrate the effectiveness of our disclosure controls and procedures. This is true because, as the Staff will see described herein, our highest level executives routinely provide close

Ms. Anderson
February 8, 2005

oversight of non-routine transactions – meaning that these executives are made aware of, and get involved in, determining the proper accounting treatment for these non-routine, complex transactions. This is indicative of effective disclosure controls and procedures, rather than ineffective ones.

Relying on the escalation of non-routine and complex matters to the highest level financial executives is not only typical, but in fact desirable in a small company. In fact, this oversight acts to mitigate the absence of alternate, more highly structured, controls that a larger issuer might have the resources to implement. If these transactions were not identified or communicated to our highest level financial executives, our disclosure controls would necessarily be called into question. However, that is not the situation. Rather, McGladrey & Pullen noted that we experienced difficulty in accounting for non-routine, complex transactions and that our accounting personnel would benefit from additional training in one of those instances. We would ask the Staff to consider the information presented herein concerning the experience and background of our accounting executives and staff as contextual information for analysis of this issue.

Non-routine, complex transactions by definition involve unusual or non-recurring issues that can confound even the most experienced financial officers and public accounting firms. This proposition has been amply demonstrated by: (i) issues raised by the SEC’s Chief Accountant in advisories to the accounting profession, such as the Letter to Robert J. Kueppers, Chairman, Center for Public Company Audit Firms, from Donald T. Nicolaisen (February 7, 2005 – accounting for operating and capital leases); and (ii) restatements resulting from issuers improperly classifying short-term debt as long-term debt, an issue that was apparently initially identified by the Public Company Accounting Oversight Board’s inspection teams through their cursory inspections of the “Big 4” firms in 2004. The difficulty of the question at hand in no means should be a litmus test for the “procedures” in place to deal with such difficulties.

While additional training or adding more accounting personnel may help reduce the difficulties highlighted by McGladrey & Pullen, it is apparent that non-routine, complex transactions can lead to difficulties in determining the proper application of accounting principles in spite of having the highest level of financial reporting and accounting expertise.

The conclusion that McGladrey & Pullen reached concerning the difficulties encountered by the Company in accounting for complex, non-routine transactions specifically originates with the Series F Preferred Stock financing transaction concluded in 2003. We would ask the Staff to take note of the fact that, as documented in e-mail included herewith, McGladrey & Pullen itself (with its team of subject-matter experts and securities specialists, as well as significant resources) had difficulty in confirming the accounting used by management for that non-routine financial transaction. As such, no level of additional staff or further education of our personnel could have reasonably ensured our ability to properly account for the transaction in the context of McGladrey and Pullen’s comment.

The Company’s management has reviewed the effectiveness of the design and operation of the Company’s disclosure controls and procedures in light of the issue raised by McGladrey & Pullen’s comment about the single material weakness in internal controls over financial reporting. Based on that review, we do not believe that a restatement relating to the effectiveness of our disclosure controls is warranted due to the reasons outlined herein.

Ms. Anderson
February 8, 2005

1.B	•	Approximately 140 audit adjustments made to the original trial balance as well as the nature of the adjustments as reported on page 6 McGladrey & Pullen Management Report.

RESPONSE

Excerpted from McGladrey & Pullen Management Report (page 6):

“There were approximately 140 audit adjustments made to the original trial balance presented to us to begin our audit procedures. Of the adjustments that were recorded, the following is a description of the adjustments that could, in our judgment, either individually or in the aggregate, have a significant effect of the Company’s financial reporting process.”

The number of audit adjustments may appear to have been extraordinary, but we would ask the Staff to, again, place this in context. Rather than reflecting a material weakness in internal controls over financial reporting, the number of adjusting journal entries substantially reflects a weather-induced lack of readiness for the audit due to the reasons outlined below.

We followed our usual annual closing procedures in early 2004, but such procedures were interrupted when a snow storm closed our North Carolina offices for four full days just prior to beginning the annual audit. Though headquartered in Dallas, Texas, our accounting center is located in Durham, North Carolina. Had those offices not been closed for four days due to the snow storm, the overwhelming majority of the 140 audit adjustments would have been recorded prior to the start of the audit. In fact, of the 140 adjustments noted by McGladrey & Pullen, 120, or 86%, were: (i) identified through our own internal processes and internal controls, (ii) prepared by our own accounting staff, and (iii) given to McGladrey & Pullen for review prior to being recorded in our financial books and records. To call these “audit adjustments” is an unfortunate mischaracterization and overstatement of the situation.

Of the 120 entries identified though our own internal processes and controls, 17 were routine consolidation entries, 24 entries were for less than $1,000 each, and 8 entries were for tax accounting, that are always done at the end of the audit. Of the 140 journal entries, only 20 entries arose by virtue of the audit and the efforts of McGladrey & Pullen, and, in our view, that number would not be atypical for a company of our size and complexity including multiple legal entities, multiple business units, multiple product lines, and international operations in five countries. An analysis of the audit adjustments is attached hereto as Exhibit A.

Prior to the start of the audit, we recognized that, due to the snow storm, we were behind in our annual closing process and asked McGladrey & Pullen to delay the start of its audit by one week. McGladrey & Pullen informed us that they understood this request but, because of that storm, they too were behind in their work. They did delay the start by one-half week but that was not sufficient for us to bring our pre-audit work back on schedule. In our communications with them there was, at the very least, a clear understanding that we would be less prepared than we otherwise would have been and that journal entries adjusting the trial balance originally provided to McGladrey & Pullen should be expected.

Ms. Anderson
February 8, 2005

1.C	•	Evidence of unreasonable delays on the part of your management in the conduct of the audit, as reported on page 3 of McGladrey & Pullen Management Report.

RESPONSE

Excerpted from McGladrey & Pullen Management Report:

“We encountered unreasonable delays on the part of management in the conduct of our audit with respect to the following:

•	Preparation of Mobitec LTDA for on-site fieldwork [Brazil]

•	Continued assistance on the part of Mobitec LTDA after leaving the field [Brazil]

•	Receipt of auditable supporting documentation for the DR 600 capitalized software costs [U.S.]

•	Timely deliverance of the Goodwill and Customer Lists memos [U.S.]

•	Timely deliverance of the Inventory Obsolescence Memos [U.S.]”

Without intending to mitigate the significance of the comment regarding Mobitec LTDA (Brazil), the Staff should be aware that our Brazilian operation is a small (approximately 5% of consolidated revenues), 50% owned, and locally managed operation located in a rural area of Brazil. As such, the audit of these books and records is impacted by cultural and language differences.

The “unreasonable delays,” particularly in the U.S., were brought about largely by the previously noted adverse weather conditions and the inability of McGladrey & Pullen to timely confirm the accounting surrounding the 2003 Series F Preferred Stock financing: specifically, the reformation and beneficial conversion charge. As discussed above, this issue was a non-routine, complex transaction that not only caused us difficulties, but also caused similar difficulties for McGladrey & Pullen.

The Staff should be aware that between December 2003 and March 2004, McGladrey & Pullen modified its position concerning the characterization and amount of the beneficial charge several times. The e-mail referred to below are attached hereto as Exhibit B.

•	Initially, we were advised by McGladrey & Pullen that the transaction resulted in a Beneficial Conversion charge of approximately $700 thousand to be recorded in Q4 2003.

•	Next, we were advised the transaction gave rise to a $700 thousand charge in Q4 2003, and an additional charge to be recorded over the next five years (see e-mail of March 8, 2003).

•	Next, we were notified the subsequent charge would not occur until the end of the five years (see e-mail of March 9, 2004).

•	Next, it was suggested the transaction was not one, but two separate transactions resulting in a $700 thousand charge in Q4 2003 and there could actually be gain as “value is being returned to the company” in Q1 2004 (see e-mail of March 23, 2004).

•	McGladrey & Pullen finally agreed with the Company’s original position that it was a single transaction, Type 1 subsequent event, giving rise to a single charge in Q4 2003.

Ms. Anderson
February 8, 2005

Each time the guidance changed, management’s time was required to re-analyze and re-evaluate the Company’s position to ensure competent evidential matter and support in the literature was present to address McGladrey & Pullen’s latest guidance, and in doing so, we fell further and further behind in preparing audit schedules to support: (i) the capitalization of software development costs for the DR600; (ii) the impairment testing of goodwill and the other intangibles (primarily customer lists); and (iii) the inventory obsolescence reserve. The snowstorm and diversion of management time and attention to the treatment of the beneficial conversion feature of the Series F Preferred Stock financing greatly affected our ability to timely address these other issues.

1.D	•	Restatement of unaudited interim financial information for each of the first three quarters of that year and the associated year-to-date periods included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (page 2 of response letter).

RESPONSE

The restatement referred to in our response was for the year ended December 31, 2002, not 2003. At the time, we determined the amounts were not material to the financial statements taken as a whole and, thus, did not require amendment of the prior filings. McGladrey & Pullen concurred with management’s determination at that time. Even though no amendments to the prior filings were required, we decided to restate such amounts in subsequent filings so as to ensure comparability of the subsequently reported amounts.

In the financial statements included in the 10-K for the period ended December 31, 2002, the restatement is adequately disclosed and described in both narrative and in tabular form presenting both “As Reported” and “As Restated” amounts for each item and for each of the affected periods.

1.E	•	Lack of educational processes to communicate fully the support and documentation requirements to unit operating managers and support staff (page 6 of response letter).

RESPONSE

We agree that our educational processes did not communicate fully to our unit managers and support staff the full scope of documentation necessary to support the capitalization of software costs. However, due to resource limitations, such function had historically been performed by the our accounting staff, including the Chief Financial Officer, whose time and attention, due largely to the issues surrounding the weather conditions and the beneficial conversion charge, had been diverted and otherwise delayed. Were it not for the diversion and delay of the Chief Financial Officer’s time and that of his staff, the timely provision of the support necessary to audit the capitalization of software development costs would not have become an issue.

The Chief Financial Officer and his staff are thoroughly familiar with the accounting literature and the evidentiary standards surrounding the capitalization of software costs.

Ms. Anderson
February 8, 2005

2.	COMMENT

Accordingly, tell us in detail why you still believe that your disclosure controls and procedures are effective. To the extent that you believe that they are not effective, revise your periodic reports as appropriate.

RESPONSE

The Company’s management has reviewed the effectiveness of the design and operation of the Company’s disclosure controls and procedures in light of the issue raised by McGladrey & Pullen’s comment about the single material weakness in internal controls. Based on that review, we do not believe that the issues raised by McGladrey & Pullen call into question the procedures that the Company had in place to record, process, summarize and report the information required to be reported in the Company’s 2004 Periodic Reports. Nor do we believe that there was any deficiency in the way such information was accumulated and communicated to the Company’s management, including its principal executive and financial executives. Therefore, the Company believes that management’s assessment of the effectiveness of its disclosure controls and procedures included in the Company’s 2004 Periodic Reports was reasonable and correct both at the time they were made and as of the date hereof.

If you have any questions or require additional information, please contact me at (214) 378-8992 or by facsimile at (214) 378-8437.

Sincerely,

David L. Turney
Chairman, Chief Executive Officer
and President

Attachments

Ms. Anderson
February 8, 2005

Exhibit A

Digital Recorders, Inc
Analysis of 2003 Year End Entries

Reporting Entity	Reporting / Reclassifying Entries
	Total		Reclass				Type
	Entries		BS Only	IS Only	BS / IS	M&P Involved	Monthly	Qtr./YE
Finance & Administration (U.S.)	2		2			1		2

TwinVision na, Inc. (U.S.)	2		1	1				2

DRI Europa AB (Sweden)	1		1					1

Mobitec AB (Sweden)	2		1	1		1		2

Transit Media-Mobitec GmbH (Germany)	3		3			1	1	2

Mobitec Ltda (Brazil)	2		1		1	1		2

Total Reporting / Reclassfying Entries	12		9	2	1	4	1	11

	8.6%	0.0%	6.4%

Reporting Entity	Adjusting Entries
	Total		Reclass				Type
	Entries		BS Only	IS Only	BS / IS	M&P Involved	Monthly	Qtr./YE
Finance & Administration (U.S.)	35		4	2	29	5	11	14

TwinVision na, Inc. (U.S.)	20		2	1	17	1	14	6

Digital Recorders (U.S.)	16			2	14	1	4	12

Digital Audio Corporation (U.S.)	12		2		10	1	8	4

Robinson Turney International (U.S.)	1		1					1

DRI Europa AB (Sweden)	9		4		5	1	2	7

Mobitec AB (Sweden)	10		1		9	2	1	9

Transit Media-Mobitec GmbH (Germany)	4		2		2	2		4

Mobitec Ltda (Brazil)	2				2	1		2

Mobitec Pty (Australia)	2		1		1			2

Total Adjusting Entries	111		17	5	89	14	40	61

	79.3%	0.0%	12.1%				36.0%	55.0%

Reporting Entity	Eliminating Entries
	Total		Reclass					Type
	Entries		BS Only	IS Only	BS / IS	M&P Involved		Monthly	Qtr./YE
Digital Recorders, Inc	17		12	2	3		2		17

Total Eliminating Entries	17		12	2	3		2	0	17

	12.1%	0.0%	8.6%

Total Entries	140		38	9	93		20	41	89

			27.1%	6.4%	66.4%	0.0%	14.3%	29.3%	63.6%

Type of journal entry	Percent	Monthly	Qtr./YE
Reporting / Reclassifying Entries	8.6%

Adjusting Entries	79.3%	36.0%	55.0%

Eliminating Entries	12.1%

TOTAL	100.0%

Ms. Anderson
February 8, 2005

Exhibit B

MARCH 8, 2004
(Submitted to the Staff with response of October 29, 2004)

—— Forwarded by Colby Daughtry/Raleigh/MP/RSMi on 03/09/2004 06:48 PM ——

Colby Daughtry

03/08/2004 12:11 PM	To:	bedfordm@digrec.com, larryT@digrec.com, jim@bdartpnc.com, daveT@digrec.com
	cc:	kate.owenby@rami.com
	Subject:	Series F Agreement observations

Gentlemen —

We have now received and reviewed in detail the “Certificate of Designation” related to the Series F agreement with Dolphin. In our reading of this document and agreement, we noted another twist with regards to the computation of the beneficial conversion for the warrants.

We noted a provision —6d(v)— that could additionally adjust the conversion price downward from $2.35/share to $2.00/share if the fair value of the DRI stock does not achieve a level of $5.88 during a 5 year period ending 10/08. In such situations, generally accepted accounting principles require that the beneficial conversion computation take into account the most favorable conversion price(in this case the $2.00 conversion price). This additional contingent beneficial conversion valuation does not impact the Black Scholes valuation at the time of issuance but will result in an additional non-cash charge to be spread over the 5 year term of this provision. The additional 2003 effect is probably about 2,500 per month.

We will discuss this further with you but Larry and Bedford will want to review the examples in EITF 00-27.

Colby

*****************************
J. Colby Daughty, Partner
McGladrey & Pullen, LLP
1201 Edwards Mill Road, Suite 300
PO Box 10355
Raleigh, NC 27605
D-919.645.6809 F-919.781.9270
colby.daughtry@rsmi.com

MARCH 9, 2004
(Submitted to the Staff with response of October 29, 2004)

—Original Message—
From: colby.daughtry@rsmi.com [mailto:colby.daughtry@rsmi.com]
Sent: Tuesday, March 09, 2004 07:06 PM
To: Bedford Moss; Larry Taylor; jim@bdartpnc.com; Dave Turney
Subject: Series F Agreement observations[REVISION]

Gentlemen:

“Beg your pardon” !!!!!!

Ms. Anderson
February 8, 2005

Please disregard the email below [Above] regarding this conclusion. We have kicked this around a little further and the circumstances in the Series F agreement are different from the examples in the literature.

To wit, there is no additional beneficial conversion element for this potential re-set until the 5 years is up.

Sorry for the confusion.

Colby

*****************************
J. Colby Daughty, Partner
McGladrey & Pullen, LLP
1201 Edwards Mill Road, Suite 300
PO Box 10355
Raleigh, NC 27605
D-919.645.6809 F-919.781.9270
colby.daughtry@rsmi.com

MARCH 23, 2004
(Submitted to the Staff with the response of October 29, 2004)

—Original Message——
From: colby.daughtry@rsmi.com [mailto:colby.daughtry@rsmi.com]
Sent: Tuesday, March 23, 2004 12:01 AM
To: Dave Turney; Larry Taylor; kwebb@ccsb.com; jim@bdartpnc.com
Cc: Keith.Wallace@rsmi.com; jay.hanson@rsmi.com; kate.owenby@rsmi.com
Subject: Dolphin Agreement

Dave,

Good evening!

We have had an opportunity this afternoon and evening to review and research the question posed today at the Audit Committee meeting with regard to the “amendment/modification” to the Dolphin Series F agreement. We have also discussed the matter with our colleagues in our National SEC office.

Given that there was an agreement (legally binding and enforceable from inception) entered into in November 2003 and that agreement is now being “amended/modified” in March 2004, we believe these are two separate and discrete events that must be accounted for as such. Since this Series F agreement has been disclosed to the public in the 3rd quarter 10-Q and also referenced in the S-3 filing, we believe that SEC staff would concur with this conclusion. If SEC counsel has a different view, we would be glad to discuss.

While the Q-1 2004 “amendment/modification” is a subsequent event that would permit and require disclosure in the 2003 10-K and financial statements, it is a “type 2” subsequent event, as defined in the auditing standards, that would be recorded in the period the agreement is modified (ie, Q1-2004) rather than being “thrown back” into the previous year. This 2004 “amendment/modification” is an equity event similar to the modification of the AAA articles in Q1-2003 that was disclosed in the 2002

Ms. Anderson
February 8, 2005

Form 10-K and financial statements but did not change the accounting/reporting of the AAA at 12/31/02.

The accounting for the two separate and discrete events should not preclude DRI from entering into the “amendment/modification” if it makes business or economic sense. It is possible the “amendment/modification” could actually result in some sort of Q1-2004 pickup as “value” is being returned to the Company. However, this is an extremely complex issue that would require some significant additional research to determine that will have to wait if we are going to get the 10-K filed on time.

I will be out at DRI on Tuesday morning and will be available to discuss with you and LAT.

Regards,

Colby

*****************************
J. Colby Daughty, Partner
McGladrey & Pullen, LLP
1201 Edwards Mill Road, Suite 300
PO Box 10355
Raleigh, NC 27605
D-919.645.6809 F-919.781.9270
colby.daughtry@rsmi.com

MARCH 25, 2004
(Not submitted to the Staff with the response of October 29, 2004 as it was considered to be not within the scope of the request, outside the context of the response, and of little import.)

— Original Message —
From: colby.daughtry@rsmi.com
To: David Furr
Sent: Thursday, March 25, 2004 3:59 PM
Subject: Re: Schedule and Series F

David,

We have several people looking at and reviewing the information. We will get back with you when we get to a point we have some tentative conclusions.

Colby

*****************************
J. Colby Daughty, Partner
McGladrey & Pullen, LLP
1201 Edwards Mill Road, Suite 300
PO Box 10355
Raleigh, NC 27605
D-919.645.6809 F-919.781.9270
colby.daughtry@rsmi.com

Ms. Anderson
February 8, 2005

MARCH 30, 2004
(submitted to the Staff with response of October 29, 2004)

— Forwarded by Colby Daughtry/Raleigh/MP/RSMi on 03/30/2004 01:04 PM —

Colby Daughtry
03/30/2004 10:59 AM	To:	Dfurr@gastonlegal.com
	cc:	DaveT@digreec.com, Keith Wallace/Raleigh/MP/RSMi@RSMi, Jim@bdartpnc.com
Subject:

David,

As mentioned yesterday at the audit committee meeting, it would be extremely helpful for our considerations of the Type 1 vs.Type 2 accounting of the Series F reformation to have a precise chronology of the timing of events (ie, what discussions/communications were held and when) before and after the 12/31/03 balance sheet date.

Copies of any correspondence for NASD would also be very helpful as well.

Thanks,

Colby

*****************************
J. Colby Daughty, Partner
McGladrey & Pullen, LLP
1201 Edwards Mill Road, Suite 300
PO Box 10355
Raleigh, NC 27605
D-919.645.6809 F-919.781.9270
colby.daughtry@rsmi.com

Ms. Anderson
February 8, 2005

DIGITAL RECORDERS, INC.

MEETING OF THE BOARD OF DIRECTORS’ AUDIT COMMITTEE

Excerpts from the meeting of March 23, 2004 Meeting — 9:00 AM Eastern:

This special meeting of the Audit Committee was convened at the request of Company CEO Turney to address one specific point initially addressed in the Monday meeting. That point was further consideration of accounting treatment of the reformed Dolphin Series F Convertible Preferred and initial determination by M&P to the effect that new1 special charges related to same would be required.

CEO Turney briefed the committee recalling that in the March 22 meeting, when the possible change in the Dolphin Series F Convertible Preferred was discussed and the Auditors had noted that a ±$700,000 Beneficial Conversion Charge in FY2003, as well as a “below market” type of beneficial charge of ±$262,500 in FY2004, might be required. Now further communications between management and the auditors had confirmed that this did appear to be the likely outcome based on present evaluation by the Auditors. However, in the opinion of management, this position should be re-examined in light of advise of legal counsel as to the true nature of the change in the Series F.

Chairman Meese then briefed the Committee on the meeting that he was called into by the Auditors in the late afternoon of March 22. This basically confirmed the belief of management on the matter regarding the likely outcome in accounting treatment acceptable to the auditors. Chairman Meese had noted to the Auditors that there were no other understandings with the investor as related to this matter and the Auditors should talk to the Company’s SEC counsel to assure that the Auditors had full and complete understanding before the Auditors undertook any final decision as to accounting treatment.

At that point CEO Turney said that he needed the advice and counsel of the Committee as to how to proceed. The Committee concluded and resolved as follows:

[1]	Refer to extensive separate Company recorders for details; however, briefly this is related to the contemplated reformation of the Series F to conform to NASDAQ requirements while at the same time accomplishing the original intent of the parties. This was generally involving a straight Convertible Preferred at $2 conversion with a PIK dividend and no Warrants.

Ms. Anderson
February 8, 2005

•	The M&P Auditors should be asked by CEO Turney to avail themselves of the full body of facts by talking directly to the Company’s SEC counsel and all others at their disposal.

•	That discussion should happen as quickly as possible on March 23rd.

•	It was the preliminary and collective opinion of the Committee that the “two charges approach” being suggested by the Auditors was possibly not the proper treatment and might represent an inaccurate portrayal of the Company’s FY2003 and FY2004 financial statements.

•	After the outcome for the preceding is known then the Committee should reconvene to discuss the picture as known at that time.

•	If any change is to be made to the contemplated transaction, then the Executive Committee and Audit Committee should both be involved before any contact with the investor is initiated.

There being no further business, the meeting was properly adjourned at approximately 10:00 AM Eastern.

Excerpts from the meeting of April 5th Meeting — 5:30PM Eastern:

As to the Series F reformation subject, M&P noted that it was evaluating the matter in context of the transaction being either a “Type 1 or a Type 2 subsequent event”. M&P noted that it was basically of the opinion that this was a Type 2 Subsequent event, that the approximately $700,000 “Warrants related” Beneficial Conversion charge in FY2003 was required, and a separate (approximately $262,500) “below market” type Beneficial Conversion charge was also required in the first quarter of 2004 with partial offset in context of recovery, over five years, of some amount approximating the difference between the two. Management and the Audit Committee expressed concern about this view and presented further extensive details on the matter for due consideration. Upon respectful request by the Committee, it was resolved that this matter would be separately discussed with the “national office” of M&P by the Audit Committee; local M&P Management agreed to arrange such a telephonic meeting as quickly as possible on the 6th.